

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2013

Via E-mail
J. Miguel Fernandez de Castro
Chief Financial Officer
ExamWorks Group, Inc.
3280 Peachtree Road, N.E., Suite 2625
Atlanta, GA 30305

> **Re: ExamWorks Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 1, 2013**
> **File No. 001-34930**

Dear Mr. Fernandez de Castro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 6. Selected Financial Data, page 32
Reconciliation of Adjusted EBITDA, page 35

1.   We note you eliminate "other non-recurring costs," consisting of severance, facility termination and relocation costs, from your adjusted EBITDA calculation in the years 2009 through 2012. Please tell us why it is appropriate to consider these costs as non-recurring in nature under the Regulation S-K Item 10(e)(1)(ii)(B) guidance. Alternatively, please revise your disclosure in future filings to no longer characterize these items as non-recurring.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36
Results of Operations, page 39

2.   You refer to multiple factors that contributed to material changes in your revenues and
        selling, general and administrative expenses over the reported periods. Please provide us
        with, and confirm in future filings you will revise, your discussion of the results of
        operations for each period presented to quantify the effect of each causal factor that you
        cite for material changes in your financial statements. Your revised variance analysis
        should fully explain the changes between periods. Refer to Item 303 of Regulation S-K,
        SEC Release No. 33-8350 and FRR 501.04. Please note that your response dated
        December 30, 2011 stated that you would include such discussions in future filings.

Critical Accounting Policies and Estimates, page 49
Goodwill and Other Intangible Assets, page 50

3.   We note your policy that goodwill impairment is assessed at the reporting unit level. As
        there is significant judgment involved in making this determination, please (i) provide us
        with your methodology for determining reporting units under the provisions of FASB
        ASC 350-20-35-33 through 35-38 and FASB ASC 280; and (ii) clarify whether you test
        goodwill for potential impairment at the service center level or some other level of
        aggregation.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Stockholders' Equity, page F-6

4.   You issued 47,603 shares of common stock in 2012 for services obtained and you did not
        appear to record a value for these shares issued. We note similar issuances in 2011 and
        2010. Please tell us the nature of the services obtained and terms of the transactions
        underlying this item. Additionally, please tell us why it is appropriate to record no value
        to the common stock shares issued.

Notes to Consolidated Financial Statements, page F-8
(2) Summary of Significant Accounting Policies, page F-8
(t) Fair Value Measurements, page F-15

5.   You indicate that the contingent consideration related to earnout provisions were $846
        and $1,621 as of December 31, 2012 and 2011, respectively. Please reconcile these
        amounts to the balances recorded as contingent earnout obligation as of December 31,
        2012 and 2011 in your consolidated balance sheets.

(13) Segment and Geographical Information, page F-39

6.   You present a single reportable segment. You discuss your results of operations in each geographical area in your earnings calls. Please provide us with an analysis supporting your conclusion that you have only one reportable segment, including whether operating segments have been aggregated. In your response, please tell us (i) the factors used to identify your reportable segment under the FASB ASC 280-10-50-21 requirements; (ii) the operating segments you have identified in accordance with FASB ASC 280-10-50-1 through 50-9; and (iii) the basis for aggregating the identified operating segments into a single reportable segment given the aggregation criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12.

7.   On pages nine and ten, you disclose several different services that you provide. In future filings, please separately disclose revenues from external customers by service category in the segment footnote. Refer to ASC 280-10-50-40. Please provide us with a draft of your proposed disclosures.

(14) Condensed Consolidating Financial Information of Guarantor Subsidiaries, page F-40

8.   Please tell us the types of intercompany transactions that you have between guarantor subsidiaries, non-guarantor subsidiaries and/or the parent and tell us the line item(s) where they are reflected in each column along with the related amounts. In doing so, please also explain to us why the only intercompany transactions requiring consolidation and elimination entries in your consolidating financial information are limited to small tax adjustments. Please tell us where intercompany receivables and intercompany payables are presented in each column along with the related amounts.

9.   Please tell us why you have no income or assets reflected in the parent column related to investments in subsidiaries. Please show us where any investments by guarantor subsidiaries in non-guarantor subsidiaries and vice versa are reflected in the applicable column's assets and income.

10.   Please explain why the parent column has significant debt but no interest expense, while the guarantor subsidiaries column has significant interest expense but little debt. Please tell us what types of items are included in the intercompany investments and other line item in the financing activities section of the consolidating statement of cash flows and tell us how the transferred cash has been reflected in the consolidating balance sheet for the parent and the guarantor subsidiaries, including the offsetting journal entry. Please explain how you determined that all of the amounts shown in the parent column for the intercompany investments and other line item appropriately represented financing activities, as opposed to another category of cash flows. Refer to Rule 3-10 of Regulation S-X, including paragraph (i).

Form 10-Q for the Quarter Ended June 30, 2013

General

11.   Please similarly address the comments above in your interim filings, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining